Exhibit 12


                  THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP

               Computation of Ratios of Earnings to Fixed Charges
                          (in thousands, except ratios)


                                                  Six Months Ended June 30
                                                  ------------------------
                                                     1996          1997
                                                     ----          ----



Net Earnings from Continuing Operations            $39,368       $45,754
 Add back:
  Fixed charges                                     55,052        59,255
  Amortization of previously
   capitalized interest (1)                            981           953
  Distributions in excess of equity in
   net income of 25% owned Joint Venture              (250)            0

 Deduct:
  Capitalized interest (1)                          (3,839)       (7,167)
                                                   -------       -------
   Earnings Available for Fixed Charges            $91,312       $98,795
                                                   =======       =======

Fixed Charges
 Mortgage notes and other                          $34,340       $34,614
 Capitalized interest                                2,294         4,337
 Interest portion of rent expense                    2,508         3,749
 Proportionate share of Joint Ventures'
  fixed charges                                     15,910        16,555
                                                   -------       -------
   Total Fixed Charges                             $55,052       $59,255
                                                   =======       =======

Ratio of earnings to fixed charges                     1.7           1.7



-----------------
(1) Amounts   include  TRG's  pro  rata  share  of   capitalized   interest  and
    amortization of previously capitalized interest of the Joint Ventures.